Burnham Securities Inc.

May  11, 2015

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention:	Mitchell Austin, Esq., Staff Attorney Division of Corporation Finance

Re:  Code Rebel Corporation, Registration Statement No. 333-203089

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we hereby join in the request of Code Rebel Corporation that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Daylight Time, on May 11, 2015, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have distributed approximately sixty copies of the Preliminary Prospectus dated April 30, 2015 (the “Preliminary Prospectus”), through the date hereof, to dealers, institutions and others.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, as sole underwriter we confirm that we are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

BURNHAM SECURITIES INC.

By:	/s/ Sylvan Schefler
Name: Sylvan Schefler
Title: Vice Chairman